United States securities and exchange commission logo





                             January 23, 2023

       Sean M. Gillen
       Chief Financial Officer
       AAR CORP.
       One AAR Place
       1100 N. Wood Dale Road
       Wood Dale, Illinois 60191

                                                        Re: AAR CORP
                                                            Form 10-K for
Fiscal Year Ended May 31, 2022
                                                            Form 8-K Furnished
December 20, 2022
                                                            File No. 001-06263

       Dear Sean M. Gillen:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 8-K furnished December 20, 2022

       Exhibit 99.1, page 8

   1. We note you present various non-GAAP financial measures which contain several reconciling items.
Please tell us and revise your discussion to further describe the nature of each adjustment and
the reasons why management believes the adjustment and
                                                        information is useful
to investors including for the following items: investigation and remediation compliance
costs, contract termination/restructuring costs and loss provisions, net, customer
bankruptcy and credit charges (recoveries), gain on legal settlement, and costs related to
strategic projects. Specifically also address why each of these components is deemed appropriate
when considering the SEC Staff's Compliance and Disclosure
                                                        Interpretations on
Non-GAAP Financial Measures.
 Sean M. Gillen
AAR CORP.
January 23, 2023
Page 2
2. We note your adjusted cash provided by (used in) operating activities from continuing operations which adjusts for the change in amounts outstanding on your accounts receivable financing program. Please further explain why management believes this measure is useful to investors and address and why this measurement is deemed appropriate when considering the SEC Staff's Compliance and Disclosure Interpretations
         on Non-GAAP Financial Measures. Additionally, tell us where the adjusting items are included within the statement of cash flows.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact Melissa Gilmore at (202) 551-3777 or Claire Erlanger at
(202) 551-
3301with any questions.



FirstName LastNameSean M. Gillen                            Sincerely,
Comapany NameAAR CORP.
                                                            Division of
Corporation Finance
January 23, 2023 Page 2                                     Office of
Manufacturing
FirstName LastName